October 14, 2005

Mr. Laurence Stephenson
Chairman, President and Chief Executive Officer
Sutcliffe Resources Ltd.
625 Howe Street, Suite #420
Vancouver, British Columbia, Canada V6C 2T6

      Re:  	Sutcliffe Resources Ltd.
      Registration Statement on Form 20-F
		Filed October 13, 2005
		File No. 0-51570

Dear Mr. Stephenson:

	This is to advise you that a preliminary review of the above registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities
Exchange
Act of 1934, the rules and regulations under the Act, and the requirements of the form. Specifically, the Form 20-F does not include the requisite three years of audited financial statements pursuant to Item 17, the three years of Operating and Financial Review and Prospects pursuant to Item 5, the audited financial statements have no US GAAP reconciliation, and the audit report does not refer to the PCAOB standards. Consequently, the Form 20-F is an incomplete filing.

	For these reasons, we will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

	You are advised that the registration statement will become effective through operation of law 60 days from the date of filing, and, if it becomes effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

      We suggest that you consider filing a substantive amendment correcting the deficiencies or a request for withdrawal of the registration statement before it becomes effective.
      						Sincerely,


							H. Roger Schwall
							Assistant Director

cc:  via facsimile
      Ming D. Wong
      (604) 608-0344

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Mr. Laurence Stephenson
Sutcliffe Resources Ltd.
October 14, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
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